# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIANA SHIPPING INC., CIK 0001318885
CUSIP: Y2066G104
Title of class of securities: Shares of Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: PENDELIS 16, 175 64 PALAIO FALIRO, ATHENS, Greece (J3), 00000
Date of event which requires filing of this statement: 06/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002037831
Persons authorized to receive notices and communications: Joern Scheller, Trostbruecke 1, Hamburg, Germany (2M), 20457, 49 40 36808 253

## Reporting persons
- F. Laeisz GmbH (CIK 0002037831): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: working capital (WC); sole voting power 0; shared voting power 7,699,053; sole dispositive power 0; shared dispositive power 7,699,053; aggregate amount beneficially owned 7,699,053 (6.6% of the class)
  Comment: Row 8: Represents 6,905,000 shares of common stock of the Issuer, par value $0.01 per share ("Common Shares"), and 794,053 Common Shares issuable upon the conversion of 482,766 warrants, in each case held by F. Laeisz GmbH. F. Laeisz GmbH disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein. The warrants are convertible at a current conversion rate of 1.64480, which includes a "Bonus Share Fraction," as set forth and described in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2025, which is readjusted periodically in conjunction with the record date for dividends or distributions on the Common Shares.
  
  Row 13: Percentage calculation based on a denominator equal to (a) 115,772,780 Common Shares outstanding as of May 29, 2025, as reflected in the report on Form 6-K filed by the Issuer on May, 29, 2025 plus (b) 482,766 warrants outstanding (multiplied by the conversion rate), in each case held by F. Laeisz GmbH.
- KG Reederei N. Schues mbH + Co.: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 7,699,053; sole dispositive power 0; shared dispositive power 7,699,053; aggregate amount beneficially owned 7,699,053 (6.6% of the class)
  Comment: Row 8 and 10: Represents 6,905,000 shares of common stock of the Issuer, par value $0.01 per share ("Common Shares"), and 794,053 Common Shares issuable upon the conversion of 482,766 warrants, in each case held by F. Laeisz GmbH, of which KG Reederei N. Schues mbH + Co. owns a 48% controlling share and therefore, may be deemed a beneficial owner of such Common Shares. KG Reederei N. Schues mbH + Co. disclaims beneficial ownership in the Common Shares reported herein except to the extent of its pecuniary interest therein. The warrants are convertible at a current conversion rate of 1.64480, which includes a "Bonus Share Fraction," as set forth and described in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2025, which is readjusted periodically in conjunction with the record date for dividends or distributions on the Common Shares.
  
  Row 11 and 13: Percentage calculation based on a denominator equal to (a) 115,772,780 Common Shares outstanding as of May 29, 2025, as reflected in the report on Form 6-K filed by the Issuer on May, 29, 2025 plus (b) 482,766 warrants outstanding (multiplied by the conversion rate), in each case held by F. Laeisz GmbH.
- Nikolaus H. Schues: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 7,699,053; sole dispositive power 0; shared dispositive power 7,699,053; aggregate amount beneficially owned 7,699,053 (6.6% of the class)
  Comment: Row 8, 10, and 11: Represents 6,905,000 shares of common stock of the Issuer, par value $0.01 per share ("Common Shares"), and 794,053 Common Shares issuable upon the conversion of 482,766 warrants, in each case held by F. Laeisz GmbH, of which KG Reederei N. Schues mbH + Co. owns a 48% controlling share, of which Mr. Schues owns a controlling share and therefore, may be deemed a beneficial owner of such Common Shares. Mr. Schues disclaims beneficial ownership in the Common Shares reported herein except to the extent of his pecuniary interest therein. The warrants are convertible at a current conversion rate of 1.64480, which includes a "Bonus Share Fraction," as set forth and described in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2025, which is readjusted periodically in conjunction with the record date for dividends or distributions on the Common Shares.
  
  Row 13: Percentage calculation based on a denominator equal to (a) 115,772,780 Common Shares outstanding as of May 29, 2025, as reflected in the report on Form 6-K filed by the Issuer on May, 29, 2025 plus (b) 482,766 warrants outstanding (multiplied by the conversion rate), in each case held by F. Laeisz GmbH.

## Item 1. Security and Issuer
Title of class of securities: Shares of Common Stock, par value $0.01 per share
Name of issuer: DIANA SHIPPING INC.
Address of issuer's principal executive offices: PENDELIS 16, 175 64 PALAIO FALIRO, ATHENS, Greece (J3), 00000
Comment: This joint statement on Schedule 13D is filed with respect to the shares of common stock, par value $0.01 per share (the "Common Shares"), of Diana Shipping Inc., a Marshall Islands corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

## Item 2. Identity and Background
Name of person filing:
The information set forth in Item 1 above is hereby incorporated herein by reference.

(a) This Schedule 13D is being filed on behalf of F. Laeisz GmbH, a German limited liability company ("Laeisz"), KG Reederei N. Schues mbH + Co., a German limited partnership ("Reederei"), and Nikolaus H. Schues ("Mr. Schues" and together with Laeisz and Reederei, the "Reporting Persons"). The filing of this Schedule 13D should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer (or equivalent) of Laeisz and Reederei (the "Principals"), as applicable.
Residence or business address: The information set forth in Item 2(a) above is hereby incorporated herein by reference. The principal business address of each Reporting Person is Trostbruecke 1, 20457 Hamburg, Germany.
Present principal occupation or employment: The information set forth in Item 2(a) and Item 2(b) above is hereby incorporated herein by reference. The principal business of Laeisz is to act as an investment holding company with focus on shipping related businesses, and the principal business of Reederei is to act as an investment holding company. The principal occupation of Mr. Schues is CEO of Laeisz.
Criminal convictions in the last five years: The Reporting Persons, and, to the best of their knowledge, each of the Principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons, and, to the best of their knowledge, each of the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) above is hereby incorporated herein by reference. Mr. Schues is a German citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Funds for the purchase of these Common Shares were derived from the working capital of Laeisz. Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

On December 14, 2023, the Issuer distributed warrants to purchase Common Shares to the holders of record of Common Shares as of the close of business on December 6, 2023. Each holder received one warrant for every five Common Shares. Each warrant entitles the holder to purchase, at the holder's sole and exclusive election, at the exercise price of $4.00, one Common Share plus, to the extent, described below, the Bonus Share Fraction. A Bonus Share Fraction entitles a holder to receive an additional 0.5 of a Common Share for each warrant exercised (the "Bonus Share Fraction"), subject to adjustments, without payment of any additional exercise price. Unless earlier redeemed, the warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on December 14, 2026.

The right to receive the Bonus Share Fraction will expire at 5:00 p.m. New York City time upon the earlier of (i) the date specified by the Issuer upon not less than 20 business days' notice and (ii) the first business day following the last day of the first 30 consecutive trading dayperiod in which the daily volume weighted average price of the Common Shares has been at least equal to the then applicable trigger price for at least 20 trading days (whether or not consecutive).

As of the date hereof, the Reporting Persons have not exercised their warrants and therefore do not own any additional Common Shares pursuant thereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3, Item 5 and Item 6 above is hereby incorporated herein by reference.

General

The Reporting Persons acquired beneficial ownership of the Common Shares required herein for investment purposes, and such acquisitions were made in the Reporting Persons' ordinary course of business. The Reporting Persons filed an initial Schedule 13G on October 18, 2024. The Schedule 13G was amended on April 30, 2025 to reflect (i) additional purchases of Common Shares in the ordinary course of business and (ii) the readjusted conversion rate of the warrants held by the Reporting Persons that are convertible into Common Shares, since the filing of the original Schedule 13G.

The Reporting Persons are filing this Schedule 13D to supersede their previously filed Schedule 13G and amendment thereto to report a change in their intentions.

The Reporting Persons intend to seek to engage in a dialogue with the Issuer's Board of Directors (the "Board") and management about operational and strategic opportunities to maximize shareholder value including potential asset or corporate consolidation opportunities, including transactions in which the Reporting Persons may seek to participate and potentially engage.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth above, potential changes in the Issuer's operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, and other proposals that, if effected, may result in one or more of the events described in clauses (a) - (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders, knowledgeable industry or market participants or other persons, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

Except as disclosed in this Schedule 13D, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, intend to review their investment in the Issuer's Common Shares on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets, general economic and industry conditions, and the Issuer's response to the Reporting Persons requests made herein, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in clauses (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 2 above is hereby incorporated herein by reference.

(a) As of June 10, 2025, Laeisz may be deemed to beneficially own 7,699,053 Common Shares, which represent approximately 6.6% of Issuer's outstanding Common Shares, based on 115,772,780 Common Shares outstanding as reflected in the report on Form 6-K filed by the Issuer on May 29, 2025.

As of June 10, 2025, each of Reederei and Mr. Schues may be deemed to beneficially own the 7,699,053 Common Shares held indirectly through control of Laeisz, which represent approximately 6.6% of Issuer's outstanding Common Shares, based on 115,772,780 Common Shares outstanding as reflected in the report on Form 6-K filed by the Issuer on May 29, 2025.

To the best knowledge of the Reporting Persons, none of the Principals beneficially owns any Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Item 2, Item 3 and Item 5(a) above is hereby incorporated herein by reference.
Laeisz has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,699,053 Common Shares. Laeisz has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 7,699,053 Common Shares.

Reederei has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,699,053 Common Shares. Reederei has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 7,699,053 Common Shares.

Mr. Schues has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,699,053 Common Shares. Mr. Schues has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 7,699,053 Common Shares.

The Reporting Persons otherwise disclaim beneficial ownership over the Common Shares.
Transactions in the class effected during the past sixty days: None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Principals, has effected any transaction in the Common Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth above in Item 4 and this Item 5 and the Principals, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement dated June 12, 2025 among the Reporting Persons
Exhibit 99.2 Warrant Agreement dated December 14, 2023 between Computershare Inc. and its affiliate, Computershare Trust Company, N.A. and the Issuer (including the form of Warrants) (incorporated by reference to Exhibit 4.1 of the Issuer's report on Form 6-K (File. No. 001-32458) filed with the Securities and Exchange Commission on December 14, 2023)

## Signatures
- F. Laeisz GmbH: /s/ Hannes Thiede, Hannes Thiede, Managing Director/COO (06/12/2025)
- F. Laeisz GmbH: /s/ Joern Scheller, Joern Scheller, Director Finance (06/12/2025)
- KG Reederei N. Schues mbH + Co.: /s/ Nikolaus H. Schues, Nikolaus H. Schues, Authorized Signatory (06/12/2025)
- Nikolaus H. Schues: /s/ Nikolaus H. Schues, Nikolaus H. Schues (06/12/2025)
Comment: * Each Reporting Person disclaims beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).